                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934

                           BANK OF BOSTON CORPORATION
                                (Name of Issuer)

                         Common Stock, $2.25 par value
                         (Title of Class of Securities)

                                  060716 10 7
                                 (CUSIP Number)

                               Michael W. Vasily
                            Executive Vice President
                                 BayBanks, Inc.
                               175 Federal Street
                          Boston, Massachusetts 02211
                                 (617) 482-1040
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  Copies to:

     Jerry V. Klima, Esq.               Edward D. Herlihy, Esq.
     Palmer & Dodge                     Wachtell, Lipton, Rosen & Katz
     One Beacon Street                  51 West 52nd Street
     Boston, Massachusetts 02110        New York, New York  10019
     (617) 573-0100                     (212) 403-1000


                              December 12, 1995
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this statement: [ x ]

===============================================================================
    CUSIP No. 060716 10 7                13D                Page 2 of 28
                                                                Pages
-------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                BayBanks, Inc.     IRS Identification No. 04-2008039
-------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)
                                                                       (b)
-------------------------------------------------------------------------------
    3   SEC USE ONLY
-------------------------------------------------------------------------------
    4   SOURCE OF FUNDS
              WC
-------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e):
-------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Massachusetts
-------------------------------------------------------------------------------
          NUMBER OF         7   SOLE VOTING POWER
           SHARES                     22,404,721
         ENEFICIALLY      -----------------------------------------------------
          OWNED BY          8   SHARED VOTING POWER
            EACH                       - 0 -
         REPORTING        -----------------------------------------------------
        PERSON WITH         9  SOLE DISPOSITIVE POWER
                                       22,402,266
                          -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                       2,455
-------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              22,404,721
-------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
-------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              16.6%
-------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON
              CO
===============================================================================

CUSIP No. 060716 10 7                                        Page 3 of 28 Pages

ITEM 1  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value per share ("Common Stock"), of Bank of Boston Corporation ("Bank of Boston"), a Massachusetts corporation. The principal executive offices of Bank of Boston are located at 100 Federal Street, Boston, Massachusetts 02110.

ITEM 2  IDENTITY AND BACKGROUND

     (a) - (c) and (f) This statement is being filed by BayBanks, Inc. ("BayBanks"), a Massachusetts corporation. The principal executive offices of BayBanks are located at 175 Federal Street, Boston, Massachusetts 02110. BayBanks is a commercial banking company that provides a full range of financial services to individuals, businesses, governmental units, and other banks in the New England region. The name, principal occupation, business address and citizenship of each of the executive officers and directors of BayBanks is set forth on Schedule I hereto.

     (d) and (e) During the last five years, neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     As more fully described in Item 4 below, pursuant to the terms of the BayBanks Option Agreement (as defined below), BayBanks has acquired the right, upon the occurrence of specified events, to purchase up to 22,400,761 shares of Common Stock from Bank of Boston at a price of $47.50 per share. Should BayBanks purchase Common Stock pursuant to the BayBanks Option Agreement, BayBanks expects that it would finance such purchase from one or more of the following sources: cash on hand; the liquidation of securities held by BayBanks; dividends from BayBanks subsidiaries; or the issuance of debt securities.

     With respect to other transactions being reported pursuant to this
Schedule 13D, this item is not applicable.

ITEM 4.  PURPOSE OF TRANSACTION

     On December 12, 1995, BayBanks and Bank of Boston entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, among other things, a wholly-owned subsidiary of Bank of Boston will be merged with and into BayBanks (the

CUSIP No. 060716 10 7                                       Page 4 of 28 Pages

"Merger"). A copy of the Merger Agreement is filed as Exhibit A hereto and incorporated herein by reference.

     William M. Crozier, Jr., Chairman and President of BayBanks, will become Chairman of the Board of Directors of Bank of Boston. Three other directors of BayBanks also will join Bank of Boston's Board. Charles K. Gifford, Chairman and Chief Executive Officer of Bank of Boston, will be President and Chief Executive Officer of Bank of Boston.

     On the closing date of the Merger, each issued and outstanding share of common stock, $2.00 par value, of BayBanks (other than shares as to which dissenters' appraisal rights have been exercised and shares held by BayBanks as treasury stock or shares held by BayBanks or Bank of Boston or any of their respective subsidiaries, but including shares (i) held directly or indirectly by Bank of Boston or BayBanks or any of their respective subsidiaries in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity that are beneficially owned by third parties and (ii) shares held by Bank of Boston or BayBanks or any of their respective subsidiaries in respect of a debt previously contracted) will automatically be converted into the right to receive 2.2 shares of Common Stock. Employee options to purchase shares of BayBanks common stock will be converted to Bank of Boston options at the same
exchange ratio.   The Merger is intended to be a tax-free reorganization and to be accounted for as a pooling of interests.

     The shares of Common Stock issued in the Merger will include the corresponding number of rights attached to such shares pursuant to Bank of Boston's shareholder rights plan. No fractional shares of Common Stock will be issued in the Merger, and BayBanks stockholders who otherwise would be entitled to receive a fractional share of Common Stock will receive a cash payment in lieu thereof.

     Completion of the Acquisition is subject to certain conditions, including approval of the holders of two-thirds of the shares of BayBanks common stock and of the holders of a majority of the shares of Common Stock, the approval of regulatory authorities, and other closing conditions customary in a transaction of this type. The Merger Agreement is subject to termination in certain circumstances, including if the Acquisition is not consummated by December 31, 1996. In addition, BayBanks may terminate the Merger Agreement if the average closing market price (the "Average Closing Price") of the Common Stock over the twenty trading day period ending on the date of the final federal regulatory action with respect to the Acquisition (the "Final Calculation Period") (a) is less than 75% of the closing market price of the Common Stock on December 8, 1995, which was $47.50 (the "Conversion Price") and (b) the number obtained by dividing the Average Closing Price by the Conversion Price is less than the number obtained by dividing the average of the closing prices of the Morgan Stanley 35-Bank Regional Peer Group during the Final Calculation Period by the average of the closing prices of that Peer Group for the 20 trading day period ending on December 8, 1995 and subtracting .25 from the quotient.

CUSIP No. 060716 10 7                                       Page 5 of 28 Pages

     Following execution of the Merger Agreement, BayBanks and Bank of Boston entered into reciprocal stock option agreements pursuant to which Bank of Boston granted BayBanks an option (the "BayBanks Option") to purchase up to 22,400,761 shares of newly issued Common Stock (the "Option Shares") at a price of $47.50 per share, and BayBanks granted Bank of Boston an option to purchase up to 3,907,120 shares of newly issued BayBanks common stock at a price of $83.75 per share, in each case equalling 19.9% of the outstanding shares of the respective granting company's stock. A copy of the agreement granting the BayBanks Option (the "BayBanks Option Agreement") is filed as Exhibit B hereto and incorporated herein by reference.

     The BayBanks Option will become exercisable in whole or in part at any time before its expiration in specified circumstances, including if (i) Bank of Boston, without the prior written consent of BayBanks, enters or announces its intention to enter into an agreement with any person other than BayBanks to effect any of the following transactions (each an "Acquisition Transaction"):
(a) a merger, consolidation or similar transaction involving Bank of Boston or any of its Significant Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) (other than mergers, consolidations or similar transactions involving (x) Bank of Boston or any of its Significant Subsidiaries in which the voting securities of Bank of Boston immediately before such transaction continue to represent at least 65% of the combined voting power of the voting securities of Bank of Boston or the surviving entity outstanding immediately after such transaction or (y) only Bank of Boston and its subsidiaries), (b) the purchase, lease or other acquisition of all or a substantial portion of the assets of Bank of Boston or any of its Significant Subsidiaries, (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Bank of Boston or any of its Significant Subsidiaries or (d) any substantially similar transaction, (ii) the Board of Directors of Bank of Boston recommends that the stockholders of the company approve or accept any Acquisition Transaction, or
(iii) any person (other than BayBanks) acquires beneficial ownership of 10% or more of the then outstanding shares of Common Stock.

     As more fully set forth in the BayBanks Option Agreement, BayBanks (or a subsequent holder of the Option or Option Shares) has the right in specified circumstances to require Bank of Boston to repurchase the Option or Option Shares. Bank of Boston's ability to engage in a subsequent pooling of interests transaction might be adversely affected if BayBanks exercised this right.

     The foregoing summary of the contents of the Merger Agreement and BayBanks Option Agreement is qualified in its entirety by reference to the exhibits hereto.

     Except as set forth in this Item 4, the Agreement, the Option Agreement or the Affiliate Letter (as defined below), neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, has any plans or proposals

CUSIP No. 060716 10 7                                       Page 6 of 28 Pages


that relate to or that would result in any of the actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) BayBanks has sole investment and voting power with respect to 105 shares of Common Stock. As trustee under trusts established by its customers, BayBank, N.A., a wholly-owned subsidiary of BayBanks, has (i) sole investment power over 1,400 shares of Common Stock (ii) shared investment power over 2,455 shares, and (iii) sole voting power over 3,855 shares. In addition, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, BayBanks may be deemed to own beneficially 22,400,761 shares of Common Stock issuable upon exercise of the BayBanks Option. In the aggregate, assuming exercise of the BayBanks Option, BayBanks may thus be deemed the beneficial owner of 16.6% of the 112,566,642 shares of Common Stock outstanding at November 30, 1995. However, BayBanks expressly disclaims any beneficial ownership of the shares subject to the BayBanks Option because the BayBanks Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.

     Arlene A. McNamee, a director of BayBanks, has sole voting and investment power over a total of 462 shares of Common Stock held in custodial accounts for minor relatives.

     Except as set forth above, neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, is the beneficial owner of Common Stock.

     (c) Other than transactions in the ordinary course by BayBank, N.A. as trustee for any of the trust accounts described above that may have occurred during the past 60 days, neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in the Common Stock during the past 60 days.

     (d) Other than as may be provided in the applicable instrument with respect to each of the trusts described above, and so long as BayBanks has not purchased the Common Stock subject to the Option, BayBanks does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock. Ms. McNamee has the power to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in the custodial accounts described above, subject to their terms.

     (e)  Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Merger Agreement contains certain customary restrictions on the conduct of the business of BayBanks and of Bank of Boston pending the Merger, including certain

CUSIP No. 060716 10 7                                       Page 7 of 28 Pages


customary restrictions relating to the Common Stock. The Merger Agreement provides that Bank of Boston will recommend that its stockholders approve the Merger Agreement, including the Merger. Bank of Boston also has agreed to use its best efforts to cause each director, executive officer and affiliate of Bank of Boston to execute, as soon as possible after the execution of the Merger Agreement and before the date of the stockholders meeting at which approval of the Merger Agreement and the Merger will be sought, an agreement in customary form with respect to restrictions on sale of Common Stock pertaining to pooling- of-interest accounting ("Affiliate Letter"). Except as provided in the Merger Agreement, the BayBanks Option Agreement or the Affiliate Letter, or as set forth herein, neither BayBanks nor, to the best of BayBanks' knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Bank of Boston, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Agreement and Plan of Merger dated as of December 12, 1995 among Bank of Boston Corporation, Boston Merger Corporation and BayBanks, Inc.

     Exhibit B - Option Agreement dated as of December 12, 1995 between Bank of
                 Boston Corporation and BayBanks, Inc.

CUSIP No. 060716 10 7                                       Page 8 of 28 Pages


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    December 22, 1995       BAYBANKS, INC.



                                   By:   /s/ Michael W. Vasily
                                      -----------------------------------
                                         Michael W. Vasily
                                         Executive Vice President

CUSIP No. 060716 10 7                                       Page 9 of 28 Pages



                                   SCHEDULE I

               DIRECTORS AND EXECUTIVE OFFICERS OF BAYBANKS, INC.
               --------------------------------------------------


     The name, present principal occupation or employment, and business address of each of the directors and executive officers of BayBanks, Inc. ("BayBanks") is set forth below. Unless otherwise indicated, each individual listed below is a citizen of the United States.

*John A. Cervieri Jr.              *Samuel J. Gerson
Chairman and President             Chairman of the Board
Property Capital Associates, Inc.   and Chief Executive Officer
580 Ocean Road                     Filene's Basement
Narragansett, RI 02882             40 Walnut Street
                                   Wellesley, MA 02181
*#William M. Crozier, Jr.
Chairman, President and Chief      *#Donald L. Isaacs
 Executive Officer                 Vice Chairman
BayBanks, Inc.                     BayBanks, Inc.
175 Federal Street                 175 Federal Street
Boston, MA 02110                   Boston, MA 02110

*Robert L. Gable                   *Norman E. MacNeil
Chairman, President                Chairman of the Board
 and Chief Executive Officer       Ark-Les Corporation
Unitrode Corporation               51 Water Street
7 Continental Boulevard            Watertown, MA 02172
Merrimack, NH 03054
                                   *Arlene A. McNamee
*#Richard F. Pollard               Executive Director
Vice Chairman                      Catholic Social Services
BayBanks, Inc.                     Diocese of Fall River
175 Federal Street                 783 Slade Street
Boston, MA 02110                   Fall River, MA 02724

*Prof. Thomas R. Piper
Harvard Business School
Morgan Hall - 469
Soldiers Field Road
Boston, MA 02163


CUSIP No. 060716 10 7                                      Page 10 of 28 Pages


*Glenn P. Strehle
Vice President & Treasurer
Massachusetts Institute of Technology
Building 4 - Room 204
77 Massachusetts Avenue
Cambridge, MA  02139

*Joseph H. Torras
President and
 Chairman of the Board
Preco Corporation
100 University Drive
Amherst, MA  01002

#Ilene Beal
Executive Vice President
BayBanks, Inc.
175 Federal Street
Boston, MA  02110

#Joan E. Tonra
Senior Vice President
BayBanks, Inc.
175 Federal Street
Boston, MA  02110

#Michael W. Vasily
Executive Vice President
BayBanks, Inc.
175 Federal Street
Boston, MA  02110



       * Director
       # Executive Officer

CUSIP No. 060716 10 7                                      Page 11 of 28 Pages


                                 EXHIBIT INDEX
                                 -------------

Exhibit                  Description
-------                  -----------
   A      Agreement filed and Plan of Merger dated as of December 12, 1995 among Bank of Boston Corporation, Boston Merger Corporation and
          BayBanks, Inc. (Incorporated by reference to Exhibit 2.1 to the
          Registrant's Form 8-K filed December 22, 1995).

   B      Option Agreement dated as of December 12, 1995 between Bank of Boston
          Corporation and BayBanks, Inc. (Filed herewith)